REPUBLIC POWER GROUP LTD.

July 21, 2022

VIA EDGAR

Ms. Jan Woo

Legal Branch Chief

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Republic Power Group Ltd.
Amendment No.1 to Draft Registration Statement on Form F-1
Submitted June 29, 2022
CIK No. 0001912884

Dear Ms. Jan Woo:

This letter is in response to the letter dated July 14, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted June 29, 2022

Our business is dependent on our collaboration with our vendors…, page 11

1.	Please refer to prior comment 4 and disclose the identity of the vendors, particularly Vendor A that accounted for 55% of your total purchases for the six months ended December 31, 2021, and the material terms of your agreements with your largest vendors.

Response: In response to the Staff’s comments, we revised our disclosure on page 11 of the Registration Statement to disclose the identity of the vendors and the material terms of our agreement with our largest vendors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

2.	Please enhance the disclosures to discuss the trends, uncertainties, demands, commitment or events that are reasonably likely to have a material effect on the company’s liquidity or capital resources. For example, we note that for the year ended June 30, 2020, Heha accounted for 95.1% of your total revenues but for the six months ended December 31, 2021, three clients accounted for more than 87% of the company's total revenues: Client A for 40%, Heha for 33% and Client B for 14.4%. Please discuss any trends regarding your customer base and disclose the identities of Client A and Client B.

Response: In response to the Staff’s comments, we revised our disclosure on page 41 of the Registration Statement to disclose the trends, uncertainties, demands, commitment or events that are reasonably likely to have a material effect on our liquidity or capital resources.

Related Party Transaction, page 66

3.	Please revise the related party loan disclosure to identify the shareholder who owns Republic SC Pte Ltd.

Response: In response to the Staff’s comments, we revised our disclosure on page 66 of the Registration Statement to identify the shareholder who owns Republic SC Pte Ltd.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC